1(714) 668-6264
stephencooke@paulhastings.com

March 3, 2011	32678.00001

VIA EDGAR

Ms. Julie F. Rizzo
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re:   UTi Worldwide Inc.

Form 10-K for the fiscal year ended January 31, 2010
Definitive Proxy Statement on Schedule 14A: Filed May 17, 2010
Commission file number: 000-31869

Dear Ms. Rizzo:

Reference is made to your follow-up letter dated February 17, 2011 (“Letter”) to Lance E. D’Amico, Senior Vice President and General Counsel, of UTi Worldwide Inc. (the “Company”). As we discussed on the phone the other day, you have extended the date by which the Company is to respond to the Letter to March 11, 2011 and the Company intends to submit its response on or before such date.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,

/s/ Stephen D. Cooke

Stephen D. Cooke
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

SDC:bp
cc:	Lance E. D’Amico UTi Worldwide Inc.